VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Scottish Power plc and PacifiCorp (CIK: 0001045513)
Request for Withdrawal of Form Type: U-6B-2
Application No. 040-00485

Ladies and Gentlemen;

We are counsel to Scottish Power and PacifiCorp (collectively, the “Applicants”). Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, we hereby request the immediate withdrawal of the Form U-6B-2 Certificate of Notification for the Applicants under the File No. 040-00485 (“Certificate”) (EDGAR submission type U-6B-2) accepted by the Securities and Exchange Commission on July 8, 2005 (Accession Number: 0001193125-05-139467).

Applicants previously notified the Commission regarding the issuance and sale of PacifiCorp common stock. The Applicants chose to rescind the original offering and complete the sale on July 21, 2005 as opposed to the originally planned date of June 30, 2005. Accordingly, we request a withdrawal of the Certificate by the Commission as soon as possible.

If you have any questions regarding the Certificate or request for withdrawal, please contact M. Douglas Dunn at (212) 530-5062 or Orlan Johnson at (202) 835-7522.

Sincerely,

/s/ Orlan Johnson
Orlan Johnson
Of Counsel